# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bakkt Holdings, Inc., CIK 0001820302
CUSIP: 05759B107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 10000 AVALON BOULEVARD, SUITE 1000, 10000 AVALON BOULEVARD, SUITE 1000, ALPHARETTA, Georgia (GA), 30009
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001056823-25-000007
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 400,217; shared voting power 0; sole dispositive power 400,217; shared dispositive power 0; aggregate amount beneficially owned 400,217 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Bakkt Holdings, Inc.
Address of issuer's principal executive offices: 10000 AVALON BOULEVARD, SUITE 1000, 10000 AVALON BOULEVARD, SUITE 1000, ALPHARETTA, GEORGIA, 30009.

## Item 2. Person Filing
Name of person filing: Horizon Kinetics Asset Management LLC
Address of principal business office or, if none, residence: 470 Park Ave S, 8th Fl SNew York, NY 10016
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 400,217
Percent of class: 6.3%
Sole power to vote or to direct the vote: 400,217
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 400,217
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (05/13/2025)